August 13, 2021

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Alison White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. White:

Below please find our responses to your comments with respect to the Registrant’s Preliminary Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (“Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2021 (accession number 0001398344-21-015229) with regard to the following series of the Registrant: Fuller & Thaler Behavioral Small Cap Equity Fund, Fuller & Thaler Behavioral Small-Cap Growth Fund, Fuller & Thaler Behavioral Mid-Cap Value Fund, Fuller & Thaler Behavioral Unconstrained Equity Fund, Fuller & Thaler Behavioral Small-Mid Core Equity Fund, and Fuller & Thaler Behavioral Micro-Cap Equity Fund (each a “Fuller & Thaler Fund” and together the “Fuller & Thaler Funds”).

Comment 1. With respect to the statement on page 5 of the Proxy Statement that “Fuller & Thaler subadvises one other mutual fund with the same investment objective [as each of the Fuller & Thaler Funds] - Undiscovered Managers Behavioral Value Fund, subadvised for J.P. Morgan Asset Management”, the staff was unable to locate the appropriate disclosure required by Item 22(c)(10) of Schedule 14(a), as referenced below, within the Proxy Statement.

(10) If the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser's compensation. Also indicate for any Fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract. Furnish the information in response to this paragraph (c)(10) of Item 22 in tabular form.

Please revise accordingly.

Response to Comment 1: In response to Comment 1, and in accordance with the disclosure requirements of Item 22(c)(10) of Schedule 14(a), Registrant has included the following information on page 6 of the Proxy Statement relating to Fuller & Thaler’s subadvisory role with the Undiscovered Managers Behavioral Value Fund.

Fuller & Thaler subadvises one other mutual fund with the same investment objective - Undiscovered Managers Behavioral Value Fund, subadvised for J.P. Morgan Asset Management (“Undiscovered Managers Fund’).

Undiscovered Managers Behavioral Value Fund

Adviser	Advisory Fee Rate	Subadvisor	Subadvisory Fee Rate	Fund Net Assets (as of 06/30/2021)	Waiver/ Reimbursement Commitments*
J.P. Morgan Asset Management	0.75%	Fuller & Thaler	.55% (paid by Adviser)	$7,218,319,397

*	J.P. Morgan Asset Management and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent total annual fund operating expenses (excluding acquired fund fees and expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, expenses related to trustee elections, and extraordinary expenses) exceed 1.30%, 1.80%, 1.05% and 0.90% of the average daily net assets of Class A, Class C, Class I, and Class L Shares respectively. The Undiscovered Managers Fund may invest in one or more money market funds advised J.P Morgan Asset Management or its affiliates (affiliated money market funds). The fund’s adviser, shareholder servicing agent, and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the fund’s investment in such money market funds for this Share Class. These waivers are in effect through 10/31/21, at which time it will be determined whether such waivers will be renewed or revised.

Fuller & Thaler as subadvisor to the Undiscovered Managers Fund has not to date been contractually required to waive fees and or reimburse expenses with respect to the fund, although it has waived fees voluntarily. However, a new subadvisory agreement is being presented to shareholders of the Undiscovered Managers Fund, in a proxy vote related to the same change in control issues involving Fuller & Thaler that precipitated this proxy, that would contractually require Fuller & Thaler to waive fees paid to it by J.P. Morgan Asset Management, the fund’s adviser, in an amount equal to 2/3 (66.7%) of the fees that the adviser is required to waive and/or the expenses that the adviser is required to reimburse under its operating expenses limitation agreement with the Undiscovered Managers Fund.

Comment 2. With regard to the payment of Trust expenses of the New Advisory Agreement and Current Advisory Agreement as detailed on page 8 of the Proxy Statement, (xiv) includes expenses of meetings of shareholders and proxy solicitations therefor. Please confirm that the adviser is paying the proxy costs associated with the solicitation of the Proxy Statement.

Response to Comment 2: Registrant confirms that Fuller & Thaler has agreed to pay all costs and expenses associated with the proxy solicitation and the shareholder meeting. We have clarified Fuller & Thaler’s obligations in this regard by modifying the third paragraph under the heading “Method of Solicitation and Expenses” on page 20 of the Proxy Statement to read as follows:

The Funds will not bear any expenses in connection with the Transaction, including any costs of soliciting shareholder approval. Fuller & Thaler has agreed to pay these costs and expenses, and will not seek reimbursement for them from the Funds.

Comment 3.    Given the Proposal of the Proxy Statement is a non-routine matter before shareholders, it is unclear why the disclosure regarding broker non-votes is included in the first paragraph of the section titled “Quorum” on page 17 of the Proxy Statement, as referenced below. You may consider disclosure indicating that broker non-votes are not permitted to give instructions on the Proposal. Please revise accordingly.

Response to Comment 3: The referenced language in the Preliminary Proxy reads as follows:

Quorum

For a vote on each Proposal to occur at the Special Meeting, there must exist a quorum of shareholders of the Fund to which the Proposal relates. With respect to the Fund, the presence at the Special Meeting, in person or by proxy, of shareholders representing fifty percent of the Fund’s shares outstanding and entitled to vote as of the Record Date constitutes a quorum for the Special Meeting. For purposes of determining the presence of a quorum, abstentions, and broker “non-votes” will be counted as present. Broker “non-votes” occur when a nominee holding shares for a beneficial owner does not vote on a proposal because the nominee does not have discretionary voting powers with respect to that proposal and has not received instructions from the beneficial owner.

In response to Comment 3, the Registrant has removed the last two sentences of the referenced language above and substituted the following disclosure:

For purposes of determining the presence of a quorum and counting votes on the matter presented, Shares of the Funds represented by abstentions will be counted as present, but not as votes cast, at the Special Meeting.  Under the Declaration of Trust, as amended, and the requirements of the 1940 Act, the affirmative vote necessary to approve each of the proposals will be determined with reference to a percentage of shares entitled to vote at the Special Meeting, which would have the effect of treating abstentions as if they were votes against the proposal.  It is the Trust’s understanding that because each of the proposals presented for approval at the meeting is a “non-routine” matter, broker-dealers and other intermediaries will not have discretionary authority to vote on the matters expected to be presented at the Special Meeting in the absence of specific authorization from their customers. Consequently, there are unlikely to be any “broker non-votes” at the Special Meeting.  “Broker non-votes” would otherwise have the same effect as abstentions (that is, they could be counted as present for purposes of determining the presence of a quorum and would be treated as if they were votes against the proposal).

Comment 4. With regard to the ownership of shares of the Fuller & Thaler Funds provided on Exhibit C to the Proxy Statement, please provide the shares outstanding for each Fund as of the Record Date by share class.

Response to Comment 4:  The Registrant confirms that it has revised Exhibit C to the Proxy Statement to provide the shares outstanding for each Fund as of the Record Date by share class.

Comment 5. With regard to the proxy card included with the Proxy Statement, please include disclosure consistent with Section 14(a)-4(b)(1) of the Securities Exchange Act of 1934, as amended, in bold-faced type to indicate that any card submitted with a signature but no indication of direction as to the Proposal will be voted in favor of the Proposal.

Response to Comment 5: The Registrant confirms that the following disclosure has been included on the proxy card:

IF THIS PROXY IS PROPERLY EXECUTED, THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST IN THE MANNER DIRECTED ON THE REVERSE SIDE HEREOF, AND WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDER(S) ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF. IF THIS PROXY IS PROPERLY EXECUTED BUT NO DIRECTION IS MADE AS REGARDS TO A PROPOSAL INCLUDED IN THE PROXY STATEMENT, SUCH VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST "FOR" SUCH PROPOSAL.

If you have any additional questions, or need additional information, please contact me or Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-228-7165 or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,
/s/ Paul Leone
Mr. Paul Leone, Secretary Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary